Vibe Ventures Inc.
Room 1707, 17th Floor CTS Center
219 Zhong Shan Wu Road
Guangzhou, PR China

United States Securities and Exchange Commission
Washington, DC 205494
Attention: Mark P. Shuman
Legal Branch Chief

RE:	Vibe Ventures Inc. Amendment No. 10 to Registration Statement on Form S-1 Filed August 1, 2013 File No. 333-164081

April 29, 2014

Dear Mr. Shuman,

We have received the comment letter from the SEC dated August 23, 2013 and we have responded and amended the Registration Form.

General

1. To support the Company’s assertion that there are no direct restrictions on foreign ownership in the type of travel and tourism business that we plan to develop in China, we have conducted various due diligence on foreign direct investment in China. First, we have researched and reviewed numerous articles written on this topic. References of some of the articles read are:

a)     Foreign Direct Investment and the Tourism

Industry. The case of China, Dimitrios Kyrkilis, Taziarchi Delis, and Pantelis Pantelidis (http://idec.gr/iier/new/3rd%20Panhellenic%20Conference/KYRKILIS-DELIS-PANTELIDIS-FDI

%20AND%20THE%20TOURISM%20INDUSTRY-%20THE%20CASE%20OF%20CHINA.pdf)

b) The Establishment of Tourist Agency with Foreign Investment by the China Business Engine (http://www.cbize.com/upload/document/brsmert%20tourist%20agency.pdf)
c)	Opening a Travel Agency in China by China Blawg (http://blawg.lehmanlaw.com/wordpress/?p=1921)
d)	Foreign Invested Travel Consulting Company: A Way to Promote Outbound Tourism by HG Legal Resources.org (http://www.hg.org/article.asp?id=22001)
e)	China Adopts New Travel Agency Regulations and Lifts Restrictions on Foreign Invested Travel Agencies by Jones Day Publications (http://www.jonesday.com/china_adopts_new_travel_agency_regulations/)
f)	Enquiries about foreign invested travel agencies in China by Sinoblawg (http://www.sinoblawg.com/?p=728) and 9 http://books.google.ca/books?id=oDpWHVz2tO0C&pg=PA202&lpg=PA202&dq=foreign+investment+in+China+travel+and+tourism+business&source=bl&ots=xiA06NpRgS&sig=JKDs6HALnEzS5Kbs3x1tInqMRBc&hl=en&sa=X&ei=j1EvU9ruEtHdoAT6kID4DQ&ved=0CHMQ6AEwCQ#v=onepage&q=foreign%20investment%20in%20China%20travel%20and%20tourism%20business&f=false)

Second, we have participated in discussions with some China travel agencies and some China government agencies. We met with representatives from: Ctip.com, China International Travel Service, PRC National Tourism Administration, Shanghai Tourism Board and the Ministry of Commerce. We asked questions on the development of our travel and tourism concept with foreign investment and we were met with favorable responses to welcoming the operation of our business. The substance of our conversations were centered on the establishment of our enterprise capitalized with foreign investment and foreign ownership; the engaging in the domestic China market for tourism and travel business; the set up of branch offices in various locations in China; our solicitation of business to serve tourists and possibly providing other ancillary tourism services such as planning for accommodations, food and beverage, sightseeing, leisure entertainment and vacation, tour guide service and other various specific tourist excursions.

We believe our enterprise is classified under “Encouraged Foreign Investment Industries” under the Catalogue for the Guidance of Foreign Investment Industries for China. Reference: http://www.bingham.com/Alerts/2013/10/China-Issues-New-Rules-for-Shanghai-Free-Trade-Zone

In addition, we have modified our disclosure under the regulatory requirements section to explain the basis for our conclusions as noted in your comment letter but did not expressly include the hyperlinks as we do not wish to incorporate them by reference.

2. We have reviewed our entire document and ensure that the information we are providing concerning our business is accurately and consistently described throughout.

•	On page 6 and page 10 we have stated that we are going to take advantage of the transition period.
•	On page 13 and page 20 we have stated that we require 80% of the offering expenses to operate for twelve months.
•	The tables on page 18 and page 24 have been reconciled.
•	On page 37 we have removed our reference to proxy statements and any reference to obligations under the proxy rules because they are inapplicable to us.

3. The financial amounts disclosed throughout the filing now tie to the respective amounts in the financial statements.

Risk Factors

Because we do not have an escrow…

4. Our statements referring to “minimum conditions of this offering” and “the return of money” to investors have been removed.

Certain Relationships and Related Transactions

5. The financial statements have been revised to remove any reference to a related party transaction. There have been no related party transactions other than the shareholder loan of $294 as disclosed in the financial statements.

Exhibits

6. We have filed the agreement with Catalyst Capital Group Inc. for the equity line of credit as an exhibit to the S-1.

Report of Independent Registered Public Accounting Firm

7. Any fees owing to the auditors for their services on the October 31, 2011 and October 31, 2012 financial statements have been paid by the lender (Catalyst Capital Group, Inc.) as per the equity line of credit. The amounts drawn down on the equity line of credit are included in the Accounts Payable balance as disclosed on the financial statements.

October 31, 2012 Financial Statements

8. Footnote disclosure has been provided in the October 31, 2012 financial statements, as noted below, to explain the error as suggested by your comment. In addition, the auditor has added an explanatory paragraph in the auditor report explaining the restatement.

NOTE 6 – Prior Period Adjustment

The Company restated the Accounts Payable balance in the October 31, 2012 financial statements contained in the Form S-1 filed on May 17, 2013 with the Securities and Exchange Commission. The original balance had incorrectly accrued amounts that were not owing by the Company and, in addition, there was a transposition error contained in the final balance.

The Company has summarized the financial effects of the restatement in the following table.

Financial Effects of the Correction on the October 31, 2012 Financial Statements

Financial Statement	Account Name	Before Restatement	After Restatement
Balance Sheet	Accounts Payable and Accrued Liabilities	42,090	22,082
Balance Sheet	Deficit	46,384	26,376
Balance Sheet	Total Stockholders’ Equity	42,384	22,376
Statements of Operations	Professional Fees	20,420	20,412
Statements of Operations	Professional Fees since Inception	43,810	23,802
Statements of Operations	Operating loss	20,420	20,412
Statements of Operations	Net loss for the period	20,420	20,412
Statement of Cash Flows	Net loss for the period	20,420	20,412
Statements of Cash Flows	Net loss since inception	46,384	26,376
Statements of Cash Flows	Accounts Payable and Accrued Liabilities	20,420	20,412
Statements of Cash Flows	Accounts Payable and Accrued Liabilities since inception	42,090	22,082

In addition the Accounts Payable and Accrued Liabilities were incorrectly labeled as Related Party. This incorrect disclosure has been removed in the restated financial statements.

Notes to the Financial Statements

Note 6 – Subsequent Events

9. We have amended Note 6, as below, to disclose the specific date through which subsequent events have been evaluated and also disclose what this date represents.

NOTE 6 – Subsequent Events

There have been no subsequent events since April 30, 2013 through August 1, 2013, the date of this filing. This date represents the Company’s representation that there are no transactions or events occurring after April 30, 2013 but before the financial statements were filed that require disclosure in these financial statements.

Exhibit 5.1

10. We have attached a revised legal opinion Exhibit 5.1 which now discloses the correct authorized share capital as 75 million common shares.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not asset staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

/s/ Hong Mei Ma
Hong Mei Ma
Chief Executive Officer